

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 14, 2015

<u>Via E-mail</u>
Mr. Joshua Kornberg
President, Chief Executive Officer and Director
Skyline Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

      Re: Skyline Medical, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed April 30, 2015
              File No. 001-36790

Dear Mr. Kornberg:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Kevin Kuhar

                                 Kevin Kuhar
                                 Accounting Branch Chief
                                 Office of Electronics and Machinery